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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cavco Industries, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
149568107
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	149568107	Page	of

1	NAMES OF REPORTING PERSONS: Joseph H. Stegmayer

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		443,752(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		443,752(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

443,752(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.65%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes (a) 27,548 shares of restricted stock, as to which Mr. Stegmayer has the right to vote and receive dividends, but which cannot be sold and are subject to forfeiture during the restricted period, which ends on July 7, 2006, and (b) 333,560 shares that may be acquired by Mr. Stegmayer upon exercise of currently exercisable stock options granted to him under the Cavco Industries, Inc. Stock Incentive Plan.

CUSIP No. 149568107
Item 1(a). Name of Issuer:
Cavco Industries, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
1001 N. Central Avenue, Suite 800
Phoenix, Arizona 85004
Item 2(a). Name of Person Filing:
Joseph H. Stegmayer
Item 2(b). Address of Principal Business Office, or if None, Residence:
1001 N. Central Avenue, Suite 800
Phoenix, Arizona 85004
Item 2(c). Citizenship:
U.S.A.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2(e). CUSIP Number:
149568107
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:
443,752 (1)
                    ,
     (b) Percent of class:
6.65%
                    ,
     (c) Number of shares as to which such person has:
     (i) Sole power to vote or to direct the vote
443,752 (1)
                    ,
     (ii) Shared power to vote or to direct the vote
 0
                    ,
     (iii) Sole power to dispose or to direct the disposition of
443,752 (1)
                    ,
     (iv) Shared power to dispose or to direct the disposition of
 0
                    .

(1)	Includes (a) 27,548 shares of restricted stock, as to which Mr. Stegmayer has the right to vote and receive dividends, but which cannot be sold and are subject to forfeiture during the restricted period, which ends on July 7, 2006, and (b) 333,560 shares that may be acquired by Mr. Stegmayer upon exercise of currently exercisable stock options granted to him under the Cavco Industries, Inc. Stock Incentive Plan.

Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [_].
     N/A
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
     N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
     N/A
Item 8. Identification and Classification of Members of the Group.
     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.
     N/A

Item 9. Notice of Dissolution of Group.
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
     N/A
Item 10. Certifications.
     N/A
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2006

(Date)

/s/ Joseph H. Stegmayer

(Signature)

Joseph H. Stegmayer/Chief Executive Officer

(Name/Title)